For immediate release

Aspen Group completes sale of U.S. assets

OKLAHOMA CITY, Oklahoma, October 15, 2004 - Aspen Group Resources Corporation (TSX: ASR) ("Aspen" or the "Company") today announced it has completed the sale of its U.S. oil and gas reserves to Crusader Energy Corporation (“Crusader”).  As announced on July 7, 2004, the transaction has an effective date of June 1, 2004 and agreed price of US$22 million cash. Aspen allocated approximately $2.7 million to Crusader for closing adjustments such as title defects, well imbalancing, and environmental issues, as well as cash flow generated by production from June 1 to October15.  In addition, approximately US$8.7 million of proceeds from the sale were used to retire the Company’s outstanding bank debt.

Post the transaction, Aspen will have approximately 350 boe/day of production from its Canadian properties and will use the remainder of the proceeds to pursue exploration and development projects in Canada and the U.S. Aspen’s wholly owned subsidiary, United Cementing and Acidizing Co. is not included in the sale.

“We are very pleased with the position this transaction puts us in,” stated Robert Calentine, CEO of Aspen. “Aspen now has ample cash, no debt, and a focus on projects, like the shallow gas project in Saskatchewan, that will provide the opportunity for the Company to grow significantly.”

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol “ASR”.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O'Connor

877-775-8734

koconnor@aspengroupresources.com

Or visit the Company's website at www.aspengroupresources.com

Portions of this document include “forward-looking statements”, which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this document are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management’s expectations and projections expressed in this document.  Certain factors that can affect the Company’s ability to achieve projected results are described in the Company’s Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission.  Such factors include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, and the ability of the company to implement its business strategy.